Partners (admitted in Hong Kong)
Justin M. Dolling(4)
David Patrick Eich(1),(3),(4)
Douglas S. Murning(4)	26th Floor, Gloucester Tower
Nicholas A. Norris(4)	The Landmark
John A. Otoshi(2)	15 Queen’s Road Central
Jesse D. Sheley(1)	Hong Kong	David Zhang
Dominic W.L. Tsun(2),(4)	Telephone: +852 3761 3300	To Call Writer Directly:
Li Chien Wong	Facsimile: +852 3761 3301	+852 3761 3318
Ashley Young(4)	www.kirkland.com	david.zhang@kirkland.com
David Yun(4),(5)

Registered Foreign Lawyers
Pierre-Luc Arsenault(2)
Christopher Braunack(4)
Albert S. Cho(2)
Benjamin Su(2)	August 27, 2012
David Zhang(2)
Fan Zhang(1)

VIA EDGAR AND ELECTRONIC SUBMISSION

Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Copy to:

Draft Registration Statement

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Mobile Games and Entertainment Group Limited
Amendment No. 1 to Registration Statement on Form F-1

Dear Ms. Jacobs, Mr. Shuman and Mr. Crispino:

On behalf of our client, China Mobile Games and Entertainment Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we enclose one copy of the Company’s Amendment No. 1 (“Amendment No. 1”) to the draft Registration Statement on Form F-1 (the “Registration Statement”). Amendment No. 1 has been marked to show changes to the Registration Statement publicly filed with the Securities and Exchange Commission (the “Commission”) on August 20, 2012.

Set forth below are the Company’s responses to the comments contained in the letter dated August 22, 2012 from the staff of the Commission. The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the staff’s letter. For ease of reference, we have set forth the staff’s comments and the Company’s response for each item below.

(1) Admitted in the State of Illinois (U.S.A.)

(2) Admitted in the State of New York (U.S.A.)

(3) Admitted in the State of Wisconsin (U.S.A.)

(4) Admitted in England and Wales

(5) Admitted in New South Wales (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

We wish to thank you and other members of the staff in advance for your review of the enclosed filing.

General

1.                                      Please file as a separate “CORRESP” submission on EDGAR each item of correspondence sent to us in connection with our review of the confidential draft versions of your registration statement, including your responses to our comments. For additional guidance, refer to our letter dated May 11, 2012 and Question 25 of the Division’s Jumpstart Our Business Startups Act Frequently Asked Questions, available on our website.

As of the date of this letter, we have filed each item of correspondence in connection with the confidential draft versions of the Registration Statement. We will file additional items of correspondence on an ongoing basis as we continue to respond to the staff’s comments.

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

VIE Arrangement, page F-9

2.                                      We note your response to prior comment 8 and have the following additional comments:

•                  Throughout your response you refer to 3GUU providing a guarantee for Yingzheng to secure an RMB loan from a PRC bank as an example of 3GUU’s  ability to provide financial support to the VIE. Please clarify if this is the only means currently available within the constraints of PRC law by which 3GUU can provide direct financial support to Yingzheng. To the extent there are other means available, please tell us what they are and discuss any restrictions imposed by PRC law;

•                  Please explain further the “quotas” referred to throughout your response. In this regard, tell us in quantified terms the amounts that Yingzheng is permitted to borrow from the PRC bank using a guarantee from 3GUU. To the extent that the amounts may fluctuate, then tell us how the quotas are determined and clarify in quantified terms the minimum and maximum available within the guidelines of these quota restrictions; and

•                  Please revise your risk factor disclosures on page 39 to disclose, if true, that 3GUU may have limited means (beyond the loan guarantees) of providing financial support to Yingzheng.

In response to the first bullet point, the Company, based on the advice of its PRC counsel, Guantao Law Firm, respectfully submits that 3GUU’s provision of a guarantee for Yingzheng to secure an RMB loan from a PRC bank is the only means currently available within the constraints of PRC law by which 3GUU can provide direct financial support to Yingzheng.

In response to the second bullet point, as stated in the Company’s response to prior comment 8, the quota represents the maximum amount that domestic PRC companies are permitted to borrow from PRC banks under permitted guarantee arrangements. SAFE allocates certain quotas to its local branches within certain provinces, who then have broad discretion to further allocate quota amounts to different domestic companies that apply for individual permitted guarantee amounts. The Company, based on the advice of its PRC counsel, Guantao Law Firm, respectfully submits that there is no interpretation or guidance published by SAFE to clarify how the allocation of the quota amounts will be determined in individual cases. There is no guidance on the quota amount that SAFE may approve for each applicant, and the determination of the quota amount by SAFE is not based on any established financial ratio requirements or formula.

In response to the third bullet point, the Company has revised its disclosure on page 39.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition

Feature Phone Games, page F-23

3.                                      Please tell us and revise to include your revenue recognition policy as it relates to the sale of in-game items on your feature phone mobile social games.

The Company respectively submits that as indicated in the response to prior comment 1 in the response letter dated July 12, 2012, mobile social games on feature phones contributed an insignificant amount of revenue to the Group for the years ended December 31, 2009, 2010 and 2011 and the three months ended March 31, 2012. Therefore, revenue recognition policy relating  to the sale of in-game items on feature phone mobile social games was not disclosed previously in the F-pages. In response to the Staff’s comment, the Company has revised its disclosure on page F-24 to include revenue recognition policy relates to the sale of in-game items on feature phone mobile social games.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 21. Subsequent Events, page F-110

4.                                      Please revise to disclose the Memorandum of Understanding with MediaTek consistent with your disclosures on page 129.

In response to the Staff’s comment, the Company has revised its disclosure on page F-113.

Exhibits

5.                                      We note your disclosure at page 167 that Ms. Ng and Mr. Wang have accepted appointments to be directors effective upon the declaration of effectiveness of the registration statement. Please file written consents from both individuals in which they consent to being named in the prospectus. Refer to Securities Act Rule 438.

The consents for Ms. Ng and Mr. Wang have been filed with the Registration Statement as exhibits 99.9 and 99.10.

*                                         *                                         *

If you need additional copies or have any questions regarding the Registration Statement, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

David T. Zhang
of Kirkland & Ellis

Enclosures

cc:	Hendrick Sin, Director, China Mobile Games and Entertainment Group Limited
Ken Chang, China Mobile Games and Entertainment Group Limited
Benjamin Su, Esq., Kirkland & Ellis International LLP
Ringo Choi, Partner, Ernst & Young Hua Ming